

Mail Stop 3720

March 15, 2007

Mr. Thomas A. Szabo
Chief Executive Officer
Telanetix, Inc.
6197 Cornerstone Court E., Suite 108
San Diego, CA 92121

> **Re:** **Telanetix, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 16, 2007**
> **File No. 333-140767**

Dear Mr. Szabo:

We have limited our review of your Form SB-2 to consideration of structure of your offering, the disclosure concerning the senior convertible debentures and warrants and related matters, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your registration statement to reflect audited financial statements, and related disclosure, for the year ended December 31, 2006.

2. We note that you are registering the sale of 5,110,393 shares of common stock. Given the size of this offering relative to the number of shares outstanding held by non-affiliates (11,286,334 as reported in your 2005 10-K), the nature of the offering and the selling

security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you must file a registration statement for the "resale" offering at the time of each conversion of interest or principal of the notes or exercise of the warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x); identify the selling security holders as underwriters in the registration statement; and fix the offering price of the shares being offered for the duration of the offering.

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which the selling shareholders received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible debentures and warrants (or any related security, such as notes or options); and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Prospectus Summary, page 1

The Offering, page 2

3.   Revise to disclose that the number of shares being registered represents ___% of your shares currently outstanding.

4.   Disclose the total dollar value of the securities underlying the senior convertible debentures and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the respective private placements).

Note Regarding Forward-Looking Statements, page 9

5.   We note reference to forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

- delete references to the Private Securities Litigation Reform Act; or

- make clear each time you refer to the Litigation Reform Act that the safe harbor does not apply to your company.

Selling Stockholders, page 10

6.   Please disclose the total possible profit the selling shareholders could realize as a result of the conversion/exercise discount for the securities underlying the senior convertible debentures and warrants, presented in a table with the following information disclosed in separate columns or rows:

- the market price per share of the securities underlying the senior convertible debentures and warrants on the date of the respective private placements;

- the conversion/exercise price per share of the underlying securities on the date of the sale of the senior convertible debentures and warrants;

- the total possible shares underlying the senior convertible debentures and warrants (assuming no interest payments and complete conversion/exercise throughout the term of the senior convertible debentures and warrants);

- the combined market price of the total number of shares underlying the senior convertible debentures and warrants calculated by using the market price per share on the date of the sale of the senior convertible debentures and warrants and the total possible shares underlying the senior convertible debentures (assuming all interest payments made in stock) and warrants;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the senior convertible debentures and warrants calculated by using the conversion/exercise price on the date of the sale of the senior convertible debentures and warrants and the total possible number of shares the selling shareholders may receive (assuming all interest payments made in stock); and

- the total possible discount to the market price as of the date of the sale of the senior convertible debentures and warrants, calculated by subtracting the total conversion price on the date of the sale of the senior convertible debentures and warrants from the combined market price of the total number of shares underlying the senior convertible debentures (assuming all interest payments made in stock) and warrants on that date.

To reflect the further change in the conversion/exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

7. Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

8. Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

9. In a table, provide disclosure that compares:

- the number of shares outstanding prior to the senior convertible debentures and warrants transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

10.   Please disclose whether you have the intention, and a reasonable basis to believe that you have the financial ability, to make all payments on the overlying securities in cash or stock. Disclose whether – based on information obtained from the selling shareholders – the selling shareholders have an existing short position in your common stock and, if the selling shareholders have an existing short position in your stock, the following additional information:

- the date on which the selling shareholders entered into the short positions; and

- the relationship of the date on which the shareholders entered into that short position to the date of the announcement of the senior convertible debentures and warrant transactions and the filing of the registration statement (*e.g.*, before or after the announcement of the November 2006, December 2006 and February 2007 private placements, before the filing or after the filing of the registration statement, etc.).

11.   Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the November 2006, December 2006, and February 2007 private placements; and

- copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the private placements.

  If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

12. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

13. Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the senior convertible debentures and warrant transactions that you have made or may be required to make to the selling shareholders, any affiliate of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (including any dividend, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

    Further, disclose the net proceeds to you from the sale of the senior convertible debentures and warrants and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of the senior convertible debentures and warrants.

14. Disclose in a table:

    - the gross proceeds paid or payable to you in the November 2006, December 2006 and February 2007 private placements;

    - all payments that have been made or that may be required to be made by you that are disclosed in response to comment 13 above;

    - the resulting net proceeds to you; and

    - the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the senior convertible debentures, warrants and any other options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments six and seven above.

Further, please disclose – as a percentage – the total amount of all possible payments as disclosed in response to comment 13 above and the total possible discount to the market price of the shares underlying the senior convertible debentures and warrants as disclosed in response to comment six above divided by the net proceeds to you from the sale of the senior convertible debentures and warrants.

Executive Compensation, page 21
Certain Relationships and Related-Party Transactions, page 22

15.   Update the disclosure to reflect compensation and related party transaction information for 2006. In doing so, revise the disclosure in accordance with the Commission's recent Executive Compensation and Related Person Disclosure release located http://www.sec.gov/rules/final/2006/33-8732a.pdf. See also Items 402 and 404 of Regulation S-B.

Signatures

16.   Please include the signature of your principal accounting officer or controller.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at 202-551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via facsimile: (619) 744-220*1
        James A. Mercer III, Esq.
        Duane Morris LLP